6/13

02034800

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia de Transmissão de Energia Eletrica Paulista

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4980 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE : 6/13/02

Companhia de Transmissão de Energia Elétrica Paulista



# FINANCIAL STATEMENTS

# AS OF DECEMBER 31, 2001 AND 2000

# AND INDEPENDENT ACCOUNTANTS ' REPORT

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone: (11) 3150-1800
Fac-símile: (11) 258-8456
www.deloitte.com.br

Deloitte
Touche
Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Management of
Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have audited the accompanying balance sheets of Companhia de Transmissão de Energia Elétrica Paulista, as of December 31, 2001 (Parent Company) and December 31, 2000 (Parent Company and consolidated), and the related statements of income, changes in stockholders' equity (Parent Company), and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management, Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which include: (a) planning of the engagement, considering the materiality of the balance, the volume of transactions and the accounting and internal control system of the Company and its subsidiary; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates made by management of the Company and its subsidiary, as well as the evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2001 (Parent Company) and December 31, 2000 (Parent Company and consolidated), the results of its operations, changes in its stockholders' equity and changes in its financial position for the years then ended in conformity with generally accepted accounting principles established by the Brazilian Corporate Law.

4. The supplementary information contained in Attachments I and II, related to the statements of value added and cash flows for the years ended December 31, 2001 and 2000 is presented to permit additional analyses and is not required as part of the basic financial statements. We examined this information in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, it is fairly presented, in all material respects, in relation to the overall financial statements.

5. These financial statements have been translated into English solely for convenience of the readers.

Deloitte Touche Tohmatsu

February 14, 2002

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
**(In thousands of Brazilian reais - R$)**

| | | | Consolidated |
|---|---|---|---|
| | 2001 | 2000 | 2000 |
| **ASSETS** | | | |
| **CURRENT ASSETS** | | | |
| **Cash** | | | |
| Cash and cash equivalents | 2,839 | 2,287 | 2,340 |
| Short-term investments | 267,926 | 158,360 | 249,336 |
| | 270,765 | 160,647 | 251,676 |
| **Accounts receivable** | | | |
| Accounts receivable | 81,109 | 41,765 | 75,831 |
| Inventories | 21,565 | 24,442 | 30,224 |
| Accounts receivable - State of São Paulo Government | 76,709 | 17,273 | 17,273 |
| Deferred income and social contribution taxes | 1,494 | 4,838 | 4,838 |
| Recoverable taxes | 3,310 | 10,778 | 12,813 |
| Other | 8,637 | 6,891 | 10,564 |
| | 192,824 | 105,987 | 151,543 |
| | 463,589 | 266,634 | 403,219 |
| **LONG-TERM ASSETS** | | | |
| **Accounts receivable** | | | |
| Accounts receivable - State of São Paulo Government | 75,591 | 80,609 | 80,609 |
| Advances - Law No. 4819/58 - State of São Paulo | 42,890 | 42,890 | 42,890 |
| Sale of rights and assets | 78,882 | 8,386 | 10,008 |
| Allowance of doubtful accounts | (78,882) | (8,386) | (8,386) |
| Deferred income and social contribution taxes | 54,099 | 2,851 | 42,727 |
| Escrow and judicial deposits | 20,069 | 11,781 | 11,911 |
| Other | 2,905 | 731 | 1,650 |
| | 195,554 | 138,862 | 181,409 |
| **PERMANENT ASSETS** | | | |
| **Investments** | | | |
| Investments in subsidiaries | - | 169,419 | - |
| Other | 14,194 | 9,949 | 14,194 |
| | 14,194 | 179,368 | 14,194 |
| **Property, plant and equipment** | | | |
| In operation | 5,106,033 | 2,491,198 | 5,086,073 |
| Accumulated depreciation | (1,966,644) | (1,158,278) | (1,807,854) |
| | 3,139,389 | 1,332,920 | 3,278,219 |
| In progress | 313,071 | 52,627 | 191,474 |
| | 3,452,460 | 1,385,547 | 3,469,693 |
| Deferred assets, net | - | - | 118,468 |
| | 3,466,654 | 1,564,915 | 3,602,355 |
| **TOTAL ASSETS** | 4,125,797 | 1,970,411 | 4,186,983 |

**The accompanying notes are an integral part of the financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000
**(In thousands of Brazilian reais - R$)**

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| **LIABILITIES** | | | |
| **CURRENT LIABILITIES** | | | |
| Accounts payable | 17,941 | 6,028 | 9,394 |
| Taxes | 15,984 | 2,922 | 17,399 |
| Loans, financing and interest | 28,753 | 8,304 | 16,578 |
| Regulatory charges | 3,193 | 1,657 | 2,261 |
| Salaries and payroll contributions | 7,726 | 7,705 | 8,864 |
| Provision for employees' opportunity program | 4,321 | 14,526 | 21,225 |
| Accrued liabilities | 35,596 | 16,346 | 25,682 |
| Contingencies - taxes and contributions | 17,558 | 21,278 | 21,278 |
| Fundação CESP and other | 20,643 | 4,935 | 22,085 |
| Eletrobrás - debt renegotiation | - | - | 25,234 |
| Interest on own capital/dividends | 43,789 | 24,200 | 26,217 |
| Other | 5,913 | 838 | 7,453 |
| | 201,417 | 108,739 | 203,670 |
| **LONG-TERM LIABILITIES** | | | |
| Long-term debt | 81,890 | 31,601 | 71,032 |
| Fundação CESP and other | 177,839 | 109,163 | 229,952 |
| Deferred income tax | 16,374 | - | 21,619 |
| Provision for contingencies | 107,774 | 20,799 | 74,258 |
| | 383,877 | 161,563 | 396,861 |
| Special liabilities | 27,765 | 4,205 | 24,053 |
| | 411,642 | 165,768 | 420,914 |
| **NEGATIVE GOODWILL ON INVESTMENT ACQUISITION** | 185,421 | - | 227,584 |
| **MINORITY INTEREST** | - | - | 1,638,911 |
| **STOCKHOLDERS' EQUITY** | | | |
| Capital stock | 462,000 | 242,001 | 242,001 |
| Capital reserves | 2,592,369 | 1,189,106 | 1,189,106 |
| Income reserves | 200,028 | 191,645 | 191,645 |
| Retained earnings | 72,254 | 72,486 | 72,486 |
| | 3,326,651 | 1,695,238 | 1,695,238 |
| Credits for capital increase | 666 | 666 | 666 |
| | 3,327,317 | 1,695,904 | 1,695,904 |
| **TOTAL LIABILITIES** | 4,125,797 | 1,970,411 | 4,186,983 |

**The accompanying notes are an integral part of the financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
**(In thousands of Brazilian reais - R$, except for net income per share)**

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| **GROSS REVENUE** | | | |
| Revenue from use of transmission network | 437,977 | 353,016 | 641,204 |
| Other revenues | 10,926 | 8,693 | 8,944 |
| | 448,903 | 361,709 | 650,148 |
| **DEDUCTIONS** | | | |
| Global reserve from reversion quota (RGR quota) | (11,086) | (8,991) | (16,236) |
| COFINS tax | (13,467) | (10,852) | (19,509) |
| PIS/Pasep tax | (2,918) | (2,351) | (4,227) |
| ISS tax | (34) | (22) | (26) |
| | (27,505) | (22,216) | (39,998) |
| **NET REVENUE** | 421,398 | 339,493 | 610,150 |
| **OPERATING EXPENSES** | | | |
| Personnel | (186,484) | (170,925) | (273,919) |
| Provision for employees' opportunity program | (6,767) | (22,563) | (37,298) |
| Material | (13,182) | (12,444) | (15,385) |
| Outsourced services | (47,192) | (34,288) | (50,886) |
| Depreciation | (91,235) | (78,028) | (161,553) |
| Provision for contingencies | (30,826) | (14,229) | (26,224) |
| Other expenses | (3,143) | 7,713 | (2,497) |
| | (378,829) | (324,764) | (567,762) |
| **INCOME FROM PUBLIC ELECTRIC UTILITY SERVICES** | 42,569 | 14,729 | 42,388 |
| **EQUITY IN SUBSIDIARY** | 24,822 | 21,195 | 19,176 |
| **INTEREST INCOME (EXPENSES)** | | | |
| Interest income | 41,768 | 24,914 | 37,954 |
| Interest expenses | (15,950) | (9,335) | (21,699) |
| Net monetary variations | (2,583) | (3,815) | (5,606) |
| Interest on own capital | (32,157) | (19,632) | (21,632) |
| | (8,922) | (7,868) | (10,983) |
| **OPERATING INCOME** | 58,469 | 28,056 | 50,581 |
| Non-operating income | 2,510 | 1,170 | 71,667 |
| Non-operating expenses | (5,230) | (11,980) | (88,661) |
| **NON-OPERATING EXPENSES, NET** | (2,720) | (10,810) | (16,994) |
| **INCOME BEFORE TAXES, MINORITY INTEREST AND REVERSAL OF INTEREST ON OWN CAPITAL** | 55,749 | 17,246 | 33,587 |
| Social contribution | (5,025) | (2,626) | (6,867) |
| Income tax | (11,922) | (200) | (5,967) |
| **INCOME BEFORE MINORITY INTEREST AND REVERSAL OF INTEREST ON OWN CAPITAL** | 38,802 | 14,420 | 20,753 |
| Minority interest | - | - | (8,333) |
| **INCOME BEFORE REVERSAL OF INTEREST ON OWN CAPITAL** | 38,802 | 14,420 | 12,420 |
| Reversal of interest on own capital | 32,157 | 19,632 | 21,632 |
| **NET INCOME FOR THE YEAR** | 70,959 | 34,052 | 34,052 |
| **Net income per thousand shares - R$** | 0.48 | 0.36 | 0.36 |

**The accompanying notes are an integral part of the financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
### (In thousands of Brazilian reals - R$)

| DESCRIPTION | Capital stock | Reserves | | Retained earnings | Subtotal | Credit for capital increase | Total |
|---|---|---|---|---|---|---|---|
| | | Capital | Income | | | | |
| **Balances at December 31, 1999** | **242,001** | **1,188,881** | **201,244** | **54,821** | **1,686,947** | **666** | **1,687,613** |
| Realization of unrealized income reserve - | | | | | | | |
| Supplementary monetary adjustment - Law No. 8200/91 | - | - | (11,168) | 11,168 | - | - | - |
| Adjustment - statutory reserves | - | - | (134) | 134 | - | - | - |
| Tax incentives - FINAM | - | 225 | - | - | 225 | - | 225 |
| Net income for the year | - | - | - | 34,052 | 34,052 | - | 34,052 |
| Income allocation proposed to AGM: | | | | | | | |
| Legal reserve | - | - | 1,703 | (1,703) | - | | - |
| Proposed dividends | - | - | - | (5,986) | (5,986) | | (5,986) |
| Interest on own capital | - | - | - | (20,000) | (20,000) | - | (20,000) |
| **Balances at December 31, 2000** | **242,001** | **1,189,106** | **191,645** | **72,486** | **1,695,238** | **666** | **1,695,904** |
| Realization of unrealized income reserve | - | - | (4,511) | 4,511 | - | - | - |
| Tax incentives - FINAM | - | 634 | - | - | 634 | - | 634 |
| Merged net assets | 572,424 | 1,429,866 | 2,295 | (57,599) | 1,946,986 | - | 1,946,986 |
| Write-off of investments in subsidiary | (352,425) | (27,237) | - | - | (379,662) | - | (379,662) |
| Adjustment - CVM Resolution No. 371/00 | - | - | - | 57,367 | 57,367 | - | 57,367 |
| Net income for the year | - | - | - | 70,959 | 70,959 | - | 70,959 |
| Income allocation approved at the EGM of 10/31/01 - | | | | | | | |
| Interest on own capital | - | - | - | (20,000) | (20,000) | - | (20,000) |
| Income allocation proposed to AGM: | | | | | | | |
| Legal reserve | - | - | 3,548 | (3,548) | - | - | - |
| Statutory reserves | - | - | 7,051 | (7,051) | - | - | - |
| Proposed dividends | - | - | - | (32,714) | (32,714) | - | (32,714) |
| Interest on own capital | - | - | - | (12,157) | (12,157) | - | (12,157) |
| **Balances at December 31, 2001** | **462,000** | **2,592,369** | **200,028** | **72,254** | **3,326,651** | **666** | **3,327,317** |

**The accompanying notes are an integral part of the financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## STATEMENTS OF CHANGES IN FINANCIAL POSITION
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
**(In thousands of Brazilian reais - R$)**

| | | | Consolidated |
|---|---|---|---|
| **SOURCE OF FUNDS** | **2001** | **2000** | **2000** |
| **From operations:** | | | |
| Net income for the year | 70,959 | 34,052 | 34,052 |
| Expenses (revenues) not affecting working capital | | | |
| Depreciation | 91,235 | 78,028 | 161,553 |
| Amortization | - | - | 6,172 |
| Monetary and exchange rate variation - long-term | (9,209) | 641 | 7,707 |
| Write-off of permanent assets | 3,635 | 22,048 | 27,071 |
| Equity in subsidiary | (24,822) | (21,195) | (19,176) |
| Minority interest | - | - | 8,333 |
| Deferred income and social contribution taxes | (8,971) | (2,851) | (9,326) |
| Provision for contingencies | 26,454 | - | 11,995 |
| | 149,281 | 110,723 | 228,381 |
| **From third parties** | | | |
| Loans and financing | 2,801 | 926 | 30,252 |
| Increase in long-term liabilities | - | 1,709 | 12,057 |
| Adjustment - CVM Resolution No. 371/00 | 7,939 | - | - |
| Transfer from long-term to current assets | 14,751 | 10,908 | 10,908 |
| Merger account | 77,561 | - | - |
| | 103,052 | 13,543 | 53,217 |
| **TOTAL** | 252,333 | 124,266 | 281,598 |
| **APPLICATION OF FUNDS** | | | |
| Long-term assets | 9,713 | 10,213 | 14,794 |
| Property, plant and equipment | 52,017 | 30,312 | 84,801 |
| Deferred assets | - | - | 15,072 |
| Interest on own capital/proposed dividends | 64,871 | 25,986 | 25,986 |
| Minority interest | - | - | 2,259 |
| Transfer from long-term to current liabilities | 21,455 | 6,652 | 47,800 |
| **TOTAL** | 148,056 | 73,163 | 190,712 |
| **INCREASE IN WORKING CAPITAL** | 104,277 | 51,103 | 90,886 |
| **REPRESENTED BY:** | | | |
| **Current assets:** | | | |
| At beginning of year | 266,634 | 165,417 | 256,254 |
| At end of year | 463,589 | 266,634 | 403,219 |
| Increase in current assets | 196,955 | 101,217 | 146,965 |
| **Current liabilities** | | | |
| At beginning of year | 108,739 | 58,625 | 147,591 |
| At end of year | 201,417 | 108,739 | 203,670 |
| Increase in current liabilities | 92,678 | 50,114 | 56,079 |
| **INCREASE IN WORKING CAPITAL** | 104,277 | 51,103 | 90,886 |

**The accompanying notes are an integral part of the financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000**
**(In thousands of Brazilian reais - R$)**

## 1. COMPANY'S OPERATIONS

Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company") received authorization to operate as a concessionaire of the electric power public utilities, primarily in electric power transmission lines and substations, within the State of São Paulo. The Company was incorporated on February 4, 1999, and its activities are governed and inspected by the National Agency of Electric Power (ANEEL). At the Extraordinary General Meeting held on March 30, 1999, CTEEP's stockholders approved the incorporation of a portion of net assets of Companhia Energética de São Paulo (CESP), as a result of CESP's split-off process.

The Company commenced operations on April 1, 1999, and its stated corporate purposes are to design, construct and operate electric power transmission systems, as well as conduct research and development projects on power transmission and other activities related to the technology available, either directly or in cooperation with state-owned or private entities.

At the Extraordinary General Meeting held on October 31, 2001, Empresa Paulista de Transmissão de Energia Elétrica S.A. - EPTE's and CTEEP's stockholders approved the merger of EPTE by the CTEEP, made effective on November 10, 2001.

The Company is controlled by the State of São Paulo Government.

## 2. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared in accordance with accounting principles established by Brazilian Corporate Law, supplementary provisions issued by the Brazilian Securities and Exchange Commission (CVM) and rules established by the concession authority National Agency of Electric Power (ANEEL).

The Company also presents the consolidated financial statements for year 2000, including in the balance sheet the balances of its former subsidiary EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., in which it had an interest of 19.5% of total capital (49.0% of voting capital).

All asset and liability balances as well as all revenues and expenses generated from transactions between the Company and EPTE were eliminated for consolidation purposes.

Certain reclassifications have been made to the 2000 financial statement accounts to conform with the 2001 presentation, for comparison purposes.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 3.1. Specific accounting policies

**a) Interest and other charges**

In accordance with the provisions set forth in General Instructions Nos. 35 and 36 of the Chart of Accounts for electric power utilities, interest and other charges, including the effects of monetary and exchange rate variations, related to third-party loans and financing applied to construction in progress, are recorded under this subgroup of accounts as cost.

**b) Indirect costs of construction in progress**

A portion of Central Management's expenses is allocated to construction in progress on a monthly basis. This allocation is limited to a maximum of 10% of direct personnel and outsourced labor costs, allocated to projects in progress.

### 3.2. General accounting policies

**a) Short-term investments**

Short-term investments are stated at cost, plus interest accrued through the balance sheet date.

**b) Accounts receivable**

Accounts receivable includes the amounts billed for the use of the electric power transmission systems (basic network and connections) by the electric power concessionaires.

**c) Inventories**

Inventories are stated at average acquisition cost, which does not exceed market value. Materials intended to be used in construction projects are classified as construction in progress.

**d) Investments**

Investment in subsidiary is accounted for under the equity method. Other investments are recorded at cost less allowance for losses, if applicable. The negative goodwill on investment acquisition is amortized over the subsidiary's concession term.

**e) Property, plant and equipment, net**

These assets are stated at acquisition and/or construction cost, monetarily adjusted through December 31, 1995, plus supplementary monetary adjustment in accordance with Law No. 8200, of June 28, 1991, interest on own capital through December 31, 1998, interest and monetary and exchange rate variations on loans and financing used in construction in progress, less accumulated depreciation and amortization. Depreciation is calculated under the straight-line method at the following annual rates: transmission system - 2% to 8.3%; furniture and fixtures - 10%; and vehicles - 20%, in accordance with ANEEL Resolution No. 002, of December 24, 1997, and Resolution No. 44, of March 17, 1999.

**f) Assets and liabilities subject to monetary/exchange variation**

Assets and liabilities are being monetarily adjusted at the indices stipulated by law or contracts through the balance sheet date.

**g) Provision for social contribution and income tax**

Social contribution and income taxes are calculated in accordance with the tax legislation, based on the net income adjusted by nondeductible expenses, nontaxable income and/or temporary differences.

**h) Interest on own capital**

Interest on own capital is charged to income, directly in stockholders' equity and, for tax purposes, it is treated as interest expense, reducing the tax bases of income tax and social contribution on profit for the period.

**i) Net income per share**

Net income per share is calculated based on the number of shares outstanding at the balance sheet date.

## 4. SHORT-TERM INVESTMENTS

Short-term investments are substantially represented by bank deposit certificates (CDBs).

| | | Company | | Consolidated |
|---|---|---|---|---|
| Financial institution | Type | 2001 | 2000 | 2000 |
| Banco Nossa Caixa S.A. | RDB/CDB Floating CDI | 216,822 | 114,106 | 205,082 |
| Banco Nossa Caixa S.A. | CDB/Fixed term | 48,740 | 42,456 | 42,456 |
| Banco Nossa Caixa S.A. | Other | 2,364 | 1,798 | 1,798 |
| | | 267,926 | 158,360 | 249,336 |

## 5. ACCOUNTS RECEIVABLE

**Concessionaires/Licensees**

| | 2001 | | | 2000 | Consolidated 2000 |
|---|---|---|---|---|---|
| | Overdue | To be due | Total | Total | Total |
| Basic network | - | 53,401 | 53,401 | 30,080 | 49,734 |
| Connections | 71 | 27,637 | 27,708 | 11,685 | 26,097 |
| | 71 | 81,038 | 81,109 | 41,765 | 75,831 |

## 6. ACCOUNTS RECEIVABLE - STATE OF SÃO PAULO GOVERNMENT

| | 2001 | | | 2000 | Consolidated 2000 |
|---|---|---|---|---|---|
| | Current | Long-Term | Total | Total | Total |
| Benefits - Law No. 481/58 | 20,209 | 75,591 | 95,800 | 97,882 | 97,882 |
| Agreement for Assignment of Credit Rights | 56,500 | - | 56,600 | - | - |
| | 76,709 | 75,591 | 152,300 | 97,882 | 97,882 |

### 6.1. Benefits - Law No. 4819/58

These amounts relate to advances made by CESP from November 1981 to May 1983 in order to pay benefits to employees participating in the Pension and Retirement Plan of the State of São Paulo, in accordance with State Law No. 4819/58.

As a result of CESP's split-off, this account receivable was transferred to the Company, and on August 6, 1999 a contract was signed with the State Finance Secretary, to receive the amount in 84 monthly installments, monetarily adjusted by the General Market Price Index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006, estimated final maturity.

### 6.2. Contract for assignment of credit rights

On December 27, 2001, CTEEP and CESP executed a contract for assignment of credit rights, having the State Finance Secretary as consenting intervenor, whereby CESP assigns to CTEEP the right to receive a portion of the credits set forth under the instruments for acknowledgement and consolidation of debts entered into by and between CESP and the State Finance Secretary, on November 17 and December 1, 2000, which, in its turn, accepts and assigns to CESP the amount of R$ 56,500 in a lump-sum payment, on the contract execution date.

The contract value will be monetarily adjusted monthly at the Interbank Deposit Certificate (CDI) rate, plus interest of 8% per year, to be received by CTEEP in 11 successive installments, beginning February 1 through December 2, 2002.

Once the final installment is received, a financial settlement will be agreed by the parties concerned to ensure remuneration of the funds disbursed by CTEEP, at the agreed contractual rate, since the installments disbursed by the State Finance Secretary are adjusted monthly by the IGP-M variation, plus interest of 6% per year.

### 6.3. Advances - Law No. 4819/58

In addition, CESP paid in advance monthly expenses of the supplementary pension and retirement plan and family allowance benefits, in accordance with State Law No. 4819/58. Upon CESP's split-off, this account receivable, totaling R$ 42,890, has also been transferred to the Company and is recorded as long-term assets. The Company is negotiating the recovery of this amount with the State Finance Secretary.

# 7. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

## 7.1. Current assets

| | 2001 | | | 2000 | Consolidated 2000 |
|---|---|---|---|---|---|
| | Income tax | Social contribution | Total | Total | Total |
| Provision for contingencies - Social security | 1,093 | 401 | 1,494 | 4,838 | 4,838 |

## 7.2. Long-term assets

| | 2001 | | | 2000 | Consolidated 2000 |
|---|---|---|---|---|---|
| | Income tax | Social Contribution | Total | Total | Total |
| Allowance for doubtful accounts | 18,470 | 6,002 | 24,472 | 2,851 | 24,473 |
| Provision for contingencies | 16,886 | 6,098 | 22,984 | - | 18,254 |
| Provision for labor contingencies | 4,885 | 1,758 | 6,643 | - | - |
| | 40,241 | 13,858 | 54,099 | 2,851 | 42,727 |

Refer to tax credits that can be offset against future taxable income, calculated on temporarily nondeductible provisions as per part "B" of the Taxable Income Computation Book (LALUR).

# 8. SALE OF RIGHTS AND ASSETS

## 8.1 Assis - Taquaruçu - Transmission Lines

As a result of the invitation to bid on Taquaruçu - Assis - Sumaré transmission lines carried out by ANEEL, it was decided that CTEEP would be paid R$ 3,240 as compensation for providing studies and related construction projects. This amount was received in August 2000.

Considering that the carrying value of such investment was R$ 11,626, CTEEP is pleading from the concession authority an additional indemnity in the amount of R$ 8,386, to protect the Company's economic and financial balance.

### 8.2 Centro Técnico de Manutenção de Equipamentos - Cetemeq

On April 13, 1998, a Private Instrument for Assignment and Transfer of Rights and Obligations was executed by and between EPTE, merged into the Company on November 9, 2001, and ELETROPAULO METROPOLITANA Eletricidade de São Paulo S.A. (ELETROPAULO METROPOLITANA), relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, in the amount of R$ 70,496, at market price, already including interest of 1% per month payable in 21 equal successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation of ELETROPAULO METROPOLITANA, that it could not recognize the operation at the above-mentioned amount, and the fact that the installments had not been received, EPTE instituted collection proceedings on February 11, 1999 and October 18, 2000, in the 1st and 36th Civil District Court of the Central Jurisdiction of São Paulo, respectively.

In December 2000, net book value of such assets, in the amount of R$ 4,904, was written off property, plant and equipment, and related sale, taxes on the gain, allowance for doubtful accounts and respective tax credits were recorded.

## 9. INVESTMENTS

| | Company | | Consolidated |
|---|---|---|---|
| | 2001 | 2000 | 2000 |
| Permanent investments | | | |
| Investments in subsidiary | - | 397,003 | - |
| Unamortized discount (negative goodwill) | - | (227,584) | - |
| | - | 169,419 | - |
| Other | 14,194 | 9,949 | 14,194 |
| | 14,194 | 179,368 | 14,194 |

Investment in subsidiary relates to the interest held in former subsidiary Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE), which was merged into CTEEP on November 9, 2001. The economic substance for the unamortized discount (negative goodwill) was provided by the economic valuation and future profitability study carried out upon such acquisition.

For consolidation purposes, the balance of unamortized discount (negative goodwill) account was classified in liabilities, under the caption Deferred income.

### 9.1. Subsidiary's data

| | 12/31/2000 |
|---|---|
| Number of shares (thousands) : | |
| Common | 14,705,370 |
| Preferred | 22,241,713 |
| Capital stock | 572,424 |
| Stockholders' equity | 2,035,914 |
| Net income | 10,352 |

### 9.2. Parent Company's investment

| | 12/31/2000 |
|---|---|
| Number of common shares (thousands) | 7,205,631 |
| Percentage of interest (%) | |
| Voting capital | 49,0 |
| Total capital | 19,5 |

### 9.3. Investment in subsidiary

| | 12/31/2000 |
|---|---|
| Acquisition based on the equity accounting method | 395,403 |
| Equity in subsidiary | 2,097 |
| Dividends | (129) |
| Interest on own capital | (368) |
| | 397,003 |
| Negative goodwill on acquisition | (246,682) |
| Amortization of negative goodwill | 19,098 |
| | (227,584) |
| | 169,419 |

### 9.4 Equity in subsidiary

| | 12/31/01 | 12/31/00 |
|---|---|---|
| Investment in subsidiary | 6,704 | 2,097 |
| Amortization of negative goodwill | 18,118 | 19,098 |
| | 24,822 | 21,195 |

Negative goodwill is being amortized over the subsidiary's concession term, expiring in December 2012, in 164 monthly installments, of which 33 have already been amortized.

### 9.5 Merger

At the Extraordinary General Meeting held on October 31, 2001, Empresa Paulista de Transmissão de Energia Elétrica S.A. - EPTE's and CTEEP's stockholders approved the merger of EPTE by the CTEEP, made effective on November 10, 2001.

Merged net assets is comprised as follows:

| | |
|---|---|
| Current assets | 162,295 |
| Long-term assets | 44,583 |
| Permanent assets | 2,113,597 |
| Current liabilities | (84,734) |
| Long-term liabilities | (288,755) |
| Merged net assets | 1,946,986 |

## 10. PROPERTY, PLANT AND EQUIPMENT

| | 2001 | | | 2000 | Consolidated 2000 |
|---|---|---|---|---|---|
| | Monetarily adjusted cost | Accumulated depreciation | Net book value | Net book value | Net book value |
| In operation | | | | | |
| Intangibles | 56,596 | - | 56,596 | 49,819 | 56,571 |
| Land | 81,554 | - | 81,554 | 43,539 | 87,009 |
| Buildings, construction and improvements | 555,705 | (242,990) | 312,715 | 186,075 | 331,813 |
| Machinery and equipment | 4,360,743 | (1,691,877) | 2,668,866 | 1,034,975 | 2,780,818 |
| Vehicles | 34,093 | (23,668) | 10,425 | 11,897 | 13,172 |
| Furniture and fixtures | 17,342 | (8,109) | 9,233 | 6,615 | 8,836 |
| | 5,106,033 | (1,966,644) | 3,139,389 | 1,332,920 | 3,278,219 |
| In progress | 313,071 | - | 313,071 | 52,627 | 191,474 |
| | 5,419,104 | (1,966,644) | 3,452,460 | 1,385,547 | 3,469,693 |

As set forth in General Instruction No. 36 of the Chart of Accounts for electric power utilities, interest and other charges, including the effects of monetary and exchange rate variations, related to financing obtained from Banco Societé Généraie, applied to construction in progress, are recorded under this subgroup of accounts in the amounts of R$ 8,166 (2001) and R$ 5,665 (2000).

In accordance with articles 63 and 64 of Decree No. 41019, dated February 26, 1957, assets and installations used in electric power transmission, including sales are linked to such services and cannot be retired, disposed of, assigned or pledged as collateral without prior and express consent of the regulatory entity, ANEEL Resolution No. 20/99 sets forth provisions for the separation of assets from electric power concessions, granting a prior authorization for the separation of assets that are no longer used to perform the services under concession, where such assets are intended to be sold, and establishes that the disposal proceeds shall be deposited in a restricted bank account and applied to the concession operation.

**Botucatu - Chavantes transmission line**

With the enactment of Law No. 9074, of July 7, 1995, which sets forth rules for granting and extending public utility service concessions and licenses and other matters, notably for electric power services (generation, transmission and distribution), it was established that such services will be the subject of concessions through bidding processes, also in the form of auctions.

Within this context, the Company won the auction to build and operate the Botucatu - Chavantes transmission line, held by ANEEL on September 28, 2001 at the Rio de Janeiro Stock Exchange.

At the auctions, ANEEL stipulates the maximum price for the business project, and the interested party who makes the lowest bid in relation to the stipulated price is the winner.

In this specific case, the Company won the auction with a bid equal to the price stipulated by ANEEL.

Increase in the Company's revenues will be R$ 6,910 per year.

The 230kV transmission line will be 137 km in extent, linking Botucatu Substation to Chavantes Power Plant Substation, both owned by the Company.

The Company's own funds, in the amount of R$ 31,901, will be used in the construction project, scheduled to be completed by July 2003 and carried out to allow greater power flow between the South and Southeast Regions, as well as new imports of electricity from Argentina.

The transmission line concession contract is effective for 30 years.

## 11. TAXES

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| Social contribution on capital gain | 5,247 | - | 5,247 |
| Real estate tax (IPTU) | 4,636 | - | 4,632 |
| Income tax(IRPJ) | 2,107 | - | - |
| Social security funding (COFINS) | 1,246 | 653 | 1,439 |
| Withholding income tax (IRRF) on interest on own capital | 1,177 | 1,786 | 2,028 |
| Public service employees savings program (PIS/PASEP) | 448 | 228 | 398 |
| Social Security (INSS) | 284 | 101 | 2,176 |
| Inspection fee – ANEEL | 272 | 133 | 247 |
| Income tax on inflationary profit – 6% | - | - | 1,049 |
| Other | 567 | 21 | 183 |
| | 15,984 | 2,922 | 17,399 |

## 12. LOANS, FINANCING AND INTEREST - SHORT AND LONG-TERM

| | 2001 | | | | 2000 | Consolidated 2000 |
|---|---|---|---|---|---|---|
| | | Principal | | | | |
| | Interest | Short-term | Long-term | Total | Total | Total |
| Foreign currency | | | | | | |
| Financial institution | 375 | 15,179 | 53,125 | 68,679 | - | 39,775 |
| Local currency | | | | | | |
| Fundação CESP | - | 13,134 | 27,914 | 41,048 | 39,905 | 46,819 |
| ELETROBRÁS - PRONI | 31 | 34 | 851 | 916 | - | 933 |
| Other | - | - | - | - | - | 83 |
| | 31 | 13,168 | 28,765 | 41,964 | 39,905 | 47,835 |
| | 406 | 28,347 | 81,890 | 110,643 | 39,905 | 87,610 |

### 12.1. Fundação CESP

Refers to two agreements for Acknowledgment of Debt and Other Covenants, executed in September and November 1997, having the Supplementary Pension Secretariat (SPC) as consenting intervenor, and effective through September 2002 and November 2005, respectively.

Interest and other charges are calculated based on the employee retirement and pension plan actuarial cost variation (IGP-DI plus interest of 6% per year) or the Interest Reference index (TR) plus interest of 8% per year, whichever is greater, and are added to the principal amount on a monthly basis. This year, balances were adjusted based on the actuarial cost variation by 17.70%.

### 12.2. Financial institutions

Refers to a loan agreement entered into as of April 14, 1998 with Banco Societé Générale amounting to FRF 269,528 thousand (US$ 41,500 thousand) and guaranteed by Banco Real S.A. This debt, which contributes to the investments in Transmission Plant - Ett Miguel Reale, under EPTE's responsibility, is subject to interest of 6.38% per year payable semiannually and a commitment fee of 0.5% per year on the funds to be released. Amortization will be calculated in 10 equal consecutive semiannual installments beginning November 2001. Release of funds by the bank is scheduled for May 2001, in accordance with the investment project. Through December 31, 2000, the Company had already received FRF 140,015 thousand. As a guarantee for such operation, the following commitments were assumed before Banco Real S.A.: a) a pre-shipment commission fee of 1% will be paid in advance on a semiannual basis, calculated on the amount to be released; and b) a post-shipment fee of 2.25% will be paid in advance on a semiannual basis, calculated on the funds actually released.

In connection with such loan agreement with Banco Societé Générale, a letter of credit was obtained from Banco Real S.A. in the amount of FRF 40,008 thousand, corresponding to US$ 6,160 thousand. This letter of credit is subject to a semiannual interest rate of 1.5% per year above Eurolibor, with a lump-sum payment in September 2000, and a 2.25% fee, which has been paid in advance on a semiannual basis.

### 12.3. Long-term amortization program

| Maturity | Foreign currency | Local currency |
|---|---|---|
| 2003 | 15,179 | 9,622 |
| 2004 | 15,179 | 9,622 |
| 2005 | 15,179 | 8,823 |
| 2006 | 7,588 | 51 |
| 2006 | - | 51 |
| Thereafter | - | 596 |
| | 53,125 | 28,765 |

| Financial Instruction | Execution | Expiration | Number of installments/ amortization | Interest rates | 2001 Principal |
|---|---|---|---|---|---|
| Societé Générale | 2001 | 2006 | 10,semiannually | Eurolibor | 68,304 |
| Fundação Cesp | 1997 | 2005 | 96, monthly | IGP-DI | 37,484 |
| Fundação Cesp | 1997 | 2002 | 60, monthly | IGP-DI | 3,564 |
| Eletrobrás - Proni | 1994 | 2021 | 80, quarterly | Ufir | 885 |
| | | | | | 110,237 |

## 13. ACCRUED LIABILITIES

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| Vacation pay and bonus | 19,479 | 11,882 | 18,697 |
| Payroll taxes on vacation pay and bonus | 8,845 | 4,464 | 6,985 |
| Other | 7,272 | - | - |
| | 35,596 | 16,346 | 25,682 |

## 14. CONTINGENCIES - TAXES AND CONTRIBUTIONS

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| INSS | 4,372 | 14,229 | 14,229 |
| COFINS | 13,186 | 7,049 | 7,049 |
| | 17,558 | 21,278 | 21,278 |

### 14.1. Cofins

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9718/99 that increased the COFINS rate from 2% to 3% and included interest income and nonoperating income in the COFINS basis.

While awaiting a final decision on this matter, the Company is recording an accrual and depositing in court the amounts under discussion.

### 14.2. INSS tax

#### a) Amounts recorded in 2001

On August 10, 2001, CTEEP received from the National Institute of Social Security (INSS) a tax assessment notice for nonpayment of social security on compensation paid to its employees by way of meal tickets, breakfast and food basket during the period from April 1999 through July 2001.

Considering that the likelihood of a successful outcome in this legal dispute is remote, the Company decided to record an accrual in the amount of R$ 4,372.

#### b) Amounts recorded in 2000

On April 7, 1999, CESP received from the National Social Security Institute (INSS) a tax assessment notice for nonpayment of social security on indemnities paid to its employees during the period from October 1992 to December 1997, based on labor union bargaining agreements in past Federal Government economic plans. Considering that CESP has negotiated this debt under the Tax Recovery Program (Refis), and that the Company is also jointly liable for the debt, as established in the CESP split-off explanatory record, the amount accrued was paid in advance in May 2001, which entitled the Company to a reduction of R$ 3,053.

## 15. OTHER LIABILITIES

| | 2001 | | | 2000 | |
|---|---|---|---|---|---|
| | Short-term | Long-term | Total | Total | Consolidated |
| Fundação Cesp | 11,757 | 174,168 | 185,925 | 114,098 | 234,019 |
| Emae | 8,886 | 3,671 | 12,557 | - | 18,018 |
| | 20,643 | 177,839 | 198,482 | 114,098 | 252,037 |

### 15.1. Fundação Cesp

Refers to amounts payable in monthly installments under the agreement for acknowledgement of debt and actuarial deficit financing with Fundação Cesp, relating to the Supplementary Benefit Plan (BSPS), with final maturity scheduled for 2017. The balance of this contract is monetarily adjusted by the actuarial cost variation (General Price Index - Internal Availability (IGP-DI), plus interest of 6% per year), which for this year, corresponded to 17.70%.

### 15.2. EMAE

Refers to amounts payable to Transmission Plant - ETT - Piratininga under the agreement signed on December 23, 1998 with EMAE - Empresa Metropolitana de Águas e Energia S.A. The principal balance is subject to interest of 0.75% per month, monetarily adjusted by the IGP-M variation, with grace period through June 2000 and amortization in 36 successive monthly installments.

## 16. PROVISIONS FOR CONTINGENCIES

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| IPTU - Tax | 63,015 | - | 51,084 |
| Labor | 44,007 | 20,799 | 22,422 |
| Civil | 752 | - | 752 |
| | 107,774 | 20,799 | 74,258 |

### 16.1. IPTU tax

Provision recorded to cover amounts due to the municipalities of São Paulo, São José dos Campos and Pindamonhangaba.

### 16.2. Labor

In accordance with the provisions of the Split-off Explanatory Record, the Company and its subsidiary assumed certain liabilities for administrative processes and procedures before different courts, arising from CESP's split-off, and from the normal course of business of the former company, ELETROPAULO - Eletricidade de São Paulo S.A., respectively.

In 2001, individual labor claims have been reviewed, which resulted in the provision recorded.

## 17. STOCKHOLDERS' EQUITY

### 17.1. Capital stock

Paid-in-capital is R$ 462,000, (R$ 242,001, in 2000) represented by 149,285,035 thousand shares (93,698,262 thousand shares, in 2000) - 62,558,663 thousand common shares (48,541,652 thousand, in 2000) and 86,726,372 thousand preferred shares (45,156,610 thousand, in 2000).

The Company's authorized capital is R$ 1,469,090 representing R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are book registered shares with no par value.

Preferred shares do not grant voting rights; however, their holders have priority in capital reimbursement and are entitled to receive noncumulative dividends of 10% per year calculated on paid-in preferred stock.

As of December 31, 2001, the principal stockholders of the Company are as follows:

| | Number of shares - in thousands | | | | | |
|---|---|---|---|---|---|---|
| | Common | % | Preferred | % | Total | % |
| State of São Paulo Government and related companies: | | | | | | |
| State Finance Secretary | 33,134,661 | 52,97 | 6,321,252 | 7,29 | 39,455,913 | 26,43 |
| Nossa Caixa/Nosso Banco S.A. | 5,136,117 | 8,21 | 7,686,364 | 8,86 | 12,822,481 | 8,59 |
| Companhia do Metropolitano de São Paulo - METRÔ | 1,979,332 | 3,16 | - | - | 1,979,332 | 1,33 |
| Other | 130,958 | 0,21 | 15,020 | 0,02 | 145,978 | 0,09 |
| | 40,381,068 | 64,55 | 14,022,636 | 16,17 | 54,403,704 | 36,44 |
| Other | | | | | | |
| Centrais Elétricas Brasileiras S.A. -ELETROBRÁS | 6,160,836 | 9,85 | 46,626,882 | 53,76 | 52,787,718 | 35,36 |
| União Federal | 9,556,151 | 15,28 | - | - | 9,556,151 | 6,40 |
| BNDES Part. S.A. BNDESPAR | - | - | 3,125,369 | 3,60 | 3,125,369 | 2,09 |
| Caixa de Previdência dos Funcionários do Banco do Brasil | 296,439 | 0,47 | 1,348,158 | 1,55 | 1,644,597 | 1,10 |
| LightPar – Light Participações S.A | - | - | 979,190 | 1,13 | 979,190 | 0,66 |
| Fundação Petrobrás de Seguridade Social - Petros | - | - | 849,200 | 0,98 | 849,200 | 0,57 |
| Cypress Corporation | 691,424 | 1,11 | 6,400 | 0,01 | 697,824 | 0,47 |
| Serpros Fundo Multipatrocinado | - | - | 353,700 | 0,41 | 353,700 | 0,24 |
| The Bank of New York - ADR Department | 36,999 | 0,06 | 145,105 | 0,17 | 182,104 | 0,12 |
| Other | 5,435,746 | 8,68 | 19,269,732 | 22,23 | 24,705,478 | 16,55 |
| | 22,177,595 | 35,45 | 72,703,736 | 83,83 | 94,881,331 | 63,56 |
| | 62,558,663 | 100,00 | 86,726,372 | 100,00 | 149,285,035 | 100,00 |

## 17.2. Capital reserves

| | 2001 | 2000 |
|---|---|---|
| CRC accounts subsidies for investments | 1,802,084 | 870,792 |
| Remuneration on construction in progress - Company's own capital | 633,053 | 162,552 |
| Donations and subsidies for investments | 150,589 | 154,592 |
| Tax incentives - FINAM | 6,743 | 225 |
| Premium on shares subscription | - | 945 |
| | 2,592,369 | 1,189,106 |

**Remuneration on construction in progress - Company's own capital**

Refers to credits arising from capitalization of the remuneration calculated based on the Company's own funds used during the construction work in progress which may be used for capital increase purposes only. Beginning 1999, the Company discontinued this procedure, as permitted by the Chart of Accounts for electric power utilities.

## 17.3. Income reserves

| | 2001 | 2000 |
|---|---|---|
| Legal reserve | 26,516 | 20,673 |
| Statutory reserve | 31,251 | 24,200 |
| Unrealized income reserve | 142,261 | 146,772 |
| | 200,028 | 191,645 |

### a) Legal reserves

Recorded in the amount equivalent to 5% of net income for the year, before any allocation, up to a limit of 20% of the capital stock.

### b) Statutory reserves

Pursuant to the Company's articles of incorporation, 20% of the net income, after legal reserve deduction and dividends or interest on own capital distribution, should be allocated to a statutory reserve, up to a limit of 10% of the paid-in capital.

### c) Unrealized income reserve

Unrealized income originated primarily from monetary adjustment balances credited to net income until 1995. This reserve is being realized proportionally to depreciation and amortization of property, plant and equipment. The amounts realized are credited monthly to retained earnings accounts.

### 17.4. Income allocation

| | 2001 | 2000 |
|---|---|---|
| Net income | 70,959 | 34,052 |
| Reserves: | | |
| Legal reserve | (3,548) | (1,703) |
| Statutory reserves | (7,051) | - |
| Reversal of reserves: | | |
| Income reserve - Merger account | - | - |
| Statutory reserve | - | 134 |
| Realization of unrealized income reserve - Supplementary monetary adjustment - Law 8200/91 | 4,511 | 11,168 |
| Adjusted net income | 64,871 | 43,651 |
| Mandatory minimum dividend distribution | (32,157) | (25,986) |
| Interest on own capital computed as dividend | 32,714 | 17,665 |
| Supplementary dividends | 32,714 | - |
| | - | 17,665 |

**a. Interest on own capital**

Over 2001, interest on own capital paid to the Company's stockholders amounted to R$ 32,157, corresponding exactly to the mandatory minimum dividend distribution for such year. This interest will be imputed to the dividends, as provided for by article 32, paragraph 2 of the Company's articles of incorporation.

**b. Supplementary dividends**

After the mandatory minimum dividend distribution, the balance of adjusted net income (which is the basis for minimum dividend distribution) amounts to R$ 32,714. In order to make up the mandatory minimum dividend distribution, the Board proposes the payment of supplementary dividends which, together with interest on own capital, total R$ 64,871, equivalent to 91.4% of net income for the year.

## 18. INTEREST INCOME (EXPENSES)

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| Interest income | | | |
| Financial investments | 32,905 | 18,897 | 30,264 |
| Interest - São Paulo State Government | 5,579 | 5,713 | 5,713 |
| PIS/PASEP interest (MP 1858 - 9/24/99) | 3,056 | - | - |
| Other | 228 | 304 | 1,977 |
| | 41,768 | 24,914 | 37,954 |
| Interest expenses | | | |
| Interest - Fundação CESP | (12,950) | (5,890) | (7,160) |
| Interest and other charges related to debts | (9) | - | (5,347) |
| Interest and fines on taxes and social contributions | - | - | (3,914) |
| Provisional contributions on financial activities (CPMF) | (2,235) | (1,958) | (3,742) |
| Other | (756) | (1,487) | (1,536) |
| | (15,950) | (9,335) | (21,699) |

## 19. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record monthly provisions for income and social contribution taxes payable, on an accrual basis, and calculate such tax amounts based on interim balance sheets.

### 19.1. Reconciliation of income tax and social contribution on net profit (CSLL)

In 2001, tax expenses were determined based on the effective tax rate of 34% (25% for income tax and 9% for CSLL). In 2000, the effective tax rate was 37% (25% for income tax and 12% for CSLL) in January, and 34% (25% for income tax and 9% for CSLL) in the period from February through December.

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Income tax | CSLL | Income tax | CSLL |
| Income before income and social contribution taxes | 55,749 | 55,749 | 17,246 | 17,246 |
| COFINS tax payment supported by injunction | 6,096 | - | 4,749 | - |
| Provision for contingency - Labor | 26,809 | 26,809 | - | - |
| Provision for contingency - Tax | 6,917 | 6,917 | - | |
| Provision for contingency - INSS | 4,372 | 4,372 | 14.229 | 14,229 |
| Allowance for doubtful accounts | | | 8,386 | 8,386 |
| Equity in subsidiary | (6,704) | (6,704) | (2,097) | (2,097) |
| Negative goodwill on investment acquisition - Amortization | (14,169) | 282 | (19,098) | - |
| Reversal of provision for contingency | (15,056) | (15,056) | - | - |
| Offset of the negative calculation basis - limited to 30% | - | - | - | (7,816) |
| Other | 269 | 66 | 86 | - |
| Taxable income - calculation basis | 64,283 | 72,435 | 23,501 | 29,948 |
| Tax rate of 15% | (9,642) | - | (3,525) | - |
| Tax rate of 10% | (6,404) | - | (2,326) | - |
| Tax rate of 12% | - | - | - | (737) |
| Tax rate of 9% | - | (6.519) | - | (2,695) |
| Prior year adjustments | - | - | (2) | (1,230) |
| Deferred income and social contribution taxes | 4,124 | 1,494 | 5,653 | 2,036 |
| Provision for income and social contribution taxes | (11,922) | (5,025) | (200) | (2,626) |

## 20. EMPLOYEE RETIREMENT AND PENSION PLANS

The Company maintains plans to supplement the retirement and pension benefits of its employees through Fundação CESP.

### 20.1. Plan "A" - Retirement complementation

Governed by Law No. 4819/58, applicable to employees hired up to May 13, 1974, this plan covers retirement and pension complementation, paid leave, and family allowance. The funds required to support the responsibilities assumed under this plan are provided by the appropriate state authorities as per agreement signed by and between the São Paulo State Finance Secretary and the Company as of December 10, 1999, effective through September 30, 2003.

On the occasion, a contract was signed by and between the Company and Fundação CESP, aimed at establishing the responsibilities of both in processing the supplementation payroll.

### 20.2. Plans "B" and "B1" - Retirement Supplementation

Plans "B" and "B1", governed by Law No. 6435/77 and managed by Fundação CESP, are sponsored by the Company and supplement the retirement and pension benefits, The reserves of such plans are determined by the capitalization system.

Plan "B" refers to the Supplementary Benefit Plan (BSPS), calculated as of December 31, 1997 in conformity with the regulation in effect. Its actuarial economic and financial balance is equated as required on the occasion. The Company is responsible for the annual actuarial technical result (deficit or surplus) of this plan.

Effective January 1, 1998, the Company implemented Plan "B1", which provides for equal participation and responsibilities of the Company and participants in order to maintain the plan's actuarial economic and financial balance.

This plan provides retirement and pension benefits to employees, former employees and respective beneficiaries to supplement the government social security system. Structured as a mixed benefit plan, it is comprised 70% of defined benefits and 30% of defined contribution.

Based on the actuarial analysis prepared by independent actuaries as of December 31, 2001, in conformity with the criteria established by Resolution No. 371 from the Brazilian Securities and Exchange Commission (CVM), there are no additional liabilities to be recognized as of the Company's balance sheet date other than those already recognized under the acknowledgement of debt and loan related to retention of reserves, summarized as follows:

**a) Retention of reserves**

See Note 12.1

**b) Acknowledgement of debt**

See Note 15.1

Notwithstanding the merger of EPTE by the Company, for purposes of retirement supplementation plans, they remain as sponsors of two distinct plans, preserving their original conditions and characteristics. The main economic and financial information of the Company's plans, provided by Fundação CESP, showing the position of reserves and based on the actuaries' opinion as of December 31, 2001 is as follows:

| | CTEEP | | | EPTE | | |
|---|---|---|---|---|---|---|
| | | Plan - B1 | | | Plan - B1 | |
| | Plan - B | Defined benefit | Defined contribution | Plan - B | Defined benefit | Defined contribution |
| Vested benefits | 72,264 | 10,132 | 137 | 99,139 | 13,408 | 581 |
| Unvested benefits | 275,624 | 44,698 | 4,079 | 146,738 | 29,190 | 6,664 |
| Mathematical reserves | 347,888 | 54,830 | 4,216 | 245,877 | 42,598 | 7,245 |
| Technical deficit | - | 9,110 | - | - | - | - |
| Nets assets | 347,888 | 63,940 | 4,216 | 245,877 | 42,598 | 7,245 |

The Company's contribution to Fundação CESP recorded in the statement of income for the year amounted to R$ 7,360 (2001) and R$ 6,377 (2000).

In addition to the plan benefits, the Company offers other benefits to its employees, such as health and dental care, which are also managed by Fundação CESP.

Major premises for determination of actuarial liabilities, as of December 31, 2001, are as follows:

| | % |
|---|---|
| Discount rate | 15.54 |
| Expect return on the plan assets (investment) | 15.54 |
| Future salary increase rate | 12.27 |
| Benefit adjustment rate | 9.00 |
| Expected inflation rate | 9.00 |

## 21. CONCESSIONS

By operation of Ministry of Mining and Energy (MME) Administrative Ruling No. 185, of June 6, 2001, the concession held by the Company was extended for 20 years, beginning July 8, 1995, for the power transmission utility services related to the basic network, connections and other installations (subject of ANEEL Resolution No. 166, of May 31, 2000). Also, as provided for in its article 3, this ruling revoked MME Ruling No. 173, of July 4, 2000.

On June 20, 2001, the concession contract for electric power transmission utility services was executed by and between CTEEP and the concession authority, ANEEL, for a period of 20 years, beginning the date on which Law No. 9074, of July 7, 1995, will take effect, namely, July 7, 2015.

## 22. FINANCIAL INSTRUMENTS

The book values of financial instrument assets and liabilities, when compared to the amounts that could be obtained in an active market trading or, in their absence, to the net present value adjusted at the actual market interest rate, approximate their market value.

## ATTACHMENT I

## STATEMENTS OF VALUE ADDED
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
## (In thousands of Brazilian reais - R$)

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| **GENERATION OF VALUE ADDED** | | | |
| Revenue from use of transmission network and service | 448,903 | 361,709 | 650,148 |
| Nonoperating income | 2,510 | 1,170 | 71,667 |
| | 451,413 | 362,879 | 721,815 |
| **MATERIAL - OUTSOURCED SERVICES** | | | |
| Outsourced services | 47,192 | 34,288 | 50,886 |
| Material | 13,182 | 12,444 | 15,385 |
| Other operating costs/recoveries | 12,106 | (18,509) | (5,626) |
| Nonoperating costs | 5,230 | 11,980 | 88,661 |
| | 77,710 | 40,203 | 149,306 |
| **GROSS VALUE ADDED** | 373,703 | 322,676 | 572,509 |
| **RETENTION** | | | |
| Depreciation | 91,235 | 78,028 | 161,553 |
| **GENERATED VALUE ADDED, NET** | 282,468 | 244,648 | 410,956 |
| **VALUE ADDED UPON TRANSFER** | | | |
| Equity in subsidiary | 24,822 | 21,195 | 19,176 |
| Interest income | 41,768 | 24,914 | 37,954 |
| **UNDISTRIBUTED VALUE ADDED** | 349,058 | 290,757 | 468,086 |
| **DISTRIBUTION OF VALUE ADDED** | | | |
| Work remuneration | 193,251 | 193,488 | 311,217 |
| Taxes and contributions | 47,662 | 31,680 | 58,808 |
| Interest and monetary variation | 18,533 | 13,150 | 27,305 |
| Leasing and rents | 5,513 | 7,796 | 9,197 |
| Intrasectorial - RGR and inspection fee - ANEEL | 13,140 | 10,591 | 19,174 |
| Minority interest | - | - | 8,333 |
| Dividends | 64,871 | 25,986 | 25,986 |
| Retained earnings | 6,088 | 8,066 | 8,066 |
| | 349,058 | 290,757 | 468,086 |

# ATTACHMENT II

## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
## (In thousands of Brazilian reais - R$)

| | 2001 | 2000 | Consolidated 2000 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| **Net income for the year** | 70,959 | 34,052 | 34,052 |
| ***Expenses (revenues) not affecting cash:*** | | | |
| Depreciation | 91,235 | 78,028 | 161,553 |
| Amortization | - | - | 6,172 |
| Monetary and exchange variation, net | (9,209) | 641 | 7,707 |
| Write-off of permanent assets | 3,635 | 22,048 | 27,071 |
| Equity in subsidiary | (24,822) | (21,195) | (19,176) |
| Minority interest | - | - | 8,333 |
| Deferred income and social contribution taxes | (5,627) | (7,689) | (17,015) |
| Provision for contingencies | 26,454 | - | 11,995 |
| | 81,666 | 71,833 | 186,640 |
| **(Increase) decrease in assets** | | | |
| Accounts receivable | (39,344) | (4,914) | (3,544) |
| Inventories | 2,877 | (2,944) | (4,071) |
| Recoverable taxes and contributions | 7,468 | (5,602) | (4,824) |
| Adjustment - CVM Resolution No. 371/00 | 7,939 | - | - |
| Merger account | 77,561 | - | - |
| Other | (1,746) | 2,600 | 4,682 |
| Long-term assets | (9,713) | (10,213) | (10,321) |
| | 45,042 | (21,073) | (18,078) |
| **Increase (decrease) in liabilities** | | | |
| Accounts payable | 11,913 | (1,277) | 207 |
| Taxes | 13,062 | 126 | 9,323 |
| Regulatory charges | 1,536 | 990 | 1,000 |
| Salaries and payroll contributions | 21 | 241 | 117 |
| Provision for employees' opportunity program | (10,205) | 14,526 | 21,225 |
| Accrued liabilities | 19,250 | (3,814) | (8,271) |
| Contingencies - taxes and contributions | (3,720) | 19,021 | 19,021 |
| Other | 5,057 | (5,307) | (6,330) |
| | 36,914 | 24,506 | 36,292 |
| **Net cash provided by operations** | 234,581 | 109,318 | 238,906 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Increase in property, plant and equipment | (52,017) | (30,312) | (84,801) |
| Increase in deferred assets, net | - | - | (15,072) |
| **Net cash used in investing activities** | (52,017) | (30,312) | (99,873) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Loans and financing | (27,165) | 4,248 | (3,660) |
| Interest on own capital/dividends | (45,281) | - | - |
| Minority interest | - | - | (2,259) |
| **Net cash provided by (used in) financing activities** | (72,446) | 4,248 | (5,919) |
| **Net increase in cash and cash equivalents** | 110,118 | 83,254 | 133,114 |
| **Cash and cash equivalents at beginning of year** | 160,647 | 77,393 | 118,562 |
| **Cash and cash equivalents at end of year** | 270,765 | 160,647 | 251,676 |
| **Net increase in cash and cash equivalents** | 110,118 | 83,254 | 133,114 |